Filed Pursuant to Rule 433
Registration Statement No. 333-231751

MARKET-LINKED ONE LOOK NOTES

Market-Linked One Look Notes Linked to the iShares® Silver Trust
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately one year
Market Measure	The iShares® Silver Trust (Bloomberg symbol: “SLV”)
Payout Profile at Maturity	• If the Market Measure is flat or increases, a return equal to the Step Up Payment • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk
Step Up Payment	[$11.80 to $12.40] per unit, a [18.00% to 24.00%] return over the principal amount, to be determined on the pricing date.
Threshold Value	100.00% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/947263/000114036121024603/brhc10026657_424b2.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•
Your investment return is limited to the return represented by the Step Up Payment and may be less than a comparable investment directly in the Market Measure or the commodity held by the iShares® Silver Trust (the “Underlying Fund”).

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

•
You will have no rights of a holder of the Market Measure or the commodity held by the Underlying Fund, and you will not be entitled to receive shares of the Market Measure or the commodity held by the Underlying Fund.

•	There are liquidity and management risks associated with the Underlying Fund.
•
The performance of the Market Measure may not correlate with the performance of the commodity held by the Underlying Fund as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the commodity held by the Underlying Fund may be adversely affected, sometimes materially.

•	If the liquidity of the commodity held by the Underlying Fund is limited, the value of the Market Measure and, therefore, the return on the notes, would likely be impaired.
•	Suspension or disruptions of market trading in the commodity held by the Underlying Fund may adversely affect the value of your notes.
•	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
•	The performance of the Underlying Fund may be adversely influenced by silver prices, which may change unpredictably and adversely affect the value of the notes in unforeseeable ways.
•	There are risks associated with commodities trading on the London Bullion Market Association.

The final terms of the notes will be set on the pricing date within the given range. Please see the Preliminary Offering Documents for
The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-3.00%	$9.70	-3.00%
0.00%(1)	$12.10 (2)	21.00%
2.00%	$12.10	21.00%
5.00%	$12.10	21.00%
10.00%	$12.10	21.00%
20.00%	$12.10	21.00%
21.00%	$12.10	21.00%
30.00%	$12.10	21.00%
40.00%	$12.10	21.00%
50.00%	$12.10	21.00%
60.00%	$12.10	21.00%
(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $2.10.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.